FOR IMMEDIATE RELEASE
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             CARE ASSOCIATES, LLC, AN AFFILIATE OF FORREST PRESTON,
   ANNOUNCES ITS PLAN TO COMMENCE A TENDER OFFER FOR UNITS OF LIMITED PARTNER
     INTERESTS IN CONSOLIDATED RESOURCES HEALTH CARE FUND II("CONSOLIDATED")

CLEVELAND, TENNESSEE, May 25, 2005 - Care Associates, LLC, an affiliate of Forrest Preston ("Care Associates"), announced today that it will commence a tender offer for all outstanding units of limited partnership interest in Consolidated Resources Health Care Fund II ("Consolidated"), at an offer price of at least $400 per Unit. Care Associates expects to commence the tender offer shortly.
"I believe that the current tender offer price being offered by MacKenzie Patterson Fuller, Inc. is wholly inadequate and does not represent the fair market value of the units for Consolidated," said Forrest Preston.

The consummation of the tender offer will be subject to certain customary conditions, as well as the condition that the units tendered in the offer constitute at least 51% of the issued and outstanding units of Consolidated.